December 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Perry J. Hindin, Special Counsel

Re:	Vishay
Intertechnology, Inc.
Definitive 14A
Filed April 16, 2007
File No. 001-07416

Ladies and Gentlemen:

We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter to Abbe L. Dienstag, Esq. dated December 5, 2007, relating to the above referenced filing of Vishay Intertechnology, Inc. (the “Company”). For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

General

1.	Please have Vishay Intertechnology provide in writing the three bullet point representations set forth at the end of our comment letter.

Response:

The Company regrets the omission and makes the following representations:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Incentive Compensation, page 21

2.	We note your response to our prior comment 6. However, based on the information you have provided in your response, it would appear that the disclosure requested in our prior comment is required. Please see Question 5.02 of the Compliance and Disclosure Interpretations for Item 402 of Regulation S-K found on our website at http://www.sec.gov. Please confirm in future filings you will provide this information in your Grants of Plan Based Awards table.

Response:

The Company acknowledges the Staff’s comment and will include this information in the Grants of Plan Based Awards table in future filings.

Please call me at (610) 644-1300, or the Company’s attorney, Abbe L. Dienstag, at (212) 715-9280 if you have any questions regarding this letter.

Very truly yours,

/s/ Richard N. Grubb
Richard N. Grubb
Executive Vice President and
Chief Financial Officer

cc:	Abbe L. Dienstag, Esq.
Dr. Gerald Paul